UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT

Commission File Number 0-11303

SYNBIOTICS CORPORATION

(Exact name of registrant as specified in its charter)

11011 Via Frontera

San Diego, California 92127

(858) 451-3771

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 158

Pursuant to the requirements of the Securities Exchange Act of 1934, Synbiotics Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 3, 2005	By:	/s/ KEITH A. BUTLER
Keith A. Butler
Vice President – Finance and Chief Financial Officer